Exhibit 99.3

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

and

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL WARRANT INDENTURE

October 1, 2014

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE dated as of October 1, 2014.

BETWEEN:	APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.), a company incorporated under the laws of Canada; (hereinafter called the “Company”);
AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company governed by the laws of Canada; (hereinafter called the “Warrant Agent”).

WHEREAS:

A.	The Company and the Warrant Agent entered into a share purchase warrant indenture (the “Warrant Indenture”) dated August 15, 2011 providing for the issue of up to 10,000,000 Warrants (as defined in the Warrant Indenture) with each whole Warrant exercisable to acquire one common share of the Company at an exercise price of $0.45 per common share at any time prior to 5:00 p.m. (Toronto time) on the fifth anniversary of the Closing Date (as defined in the Warrant Indenture);
B.	Subsection 7.1(h) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth any adjustments due, inter alia, to a share consolidation resulting from the application of the provisions of Article 3 of the Warrant Indenture;
C.	The Company has effected the consolidation of its common shares (the “Shares”) on a twelve (old) for one (new) basis (the “Share Consolidation”);
D.	In connection therewith and in accordance with the Warrant Indenture, on the date hereof, the Company proposes to effect the consolidation of the Warrants under the Warrant Indenture on a 12 (old) for one (new) basis (the “Warrant Consolidation”);
E.	As a result of the Warrant Consolidation, the Supplemental Warrant Indenture shall provide for the issue of up to 833,333 Warrants with each whole Warrant exercisable to acquire one Share at an exercise price of $5.40 per Share at any time prior to 5:00 p.m. (Toronto time) on the fifth anniversary of the Closing Date;
F.	The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;
G.	The Warrant Agent has agreed to enter into this First Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this First Supplemental Warrant Indenture from time to time;

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NOW THEREFORE THIS FIRST SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.	This First Supplemental Warrant Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this First Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this First Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.
2.	On and after the date hereof, each reference to the Warrant Indenture, as amended by this First Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this First Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.
3.	All references to “Lorus Therapeutics Inc.” in the Warrant Indenture are hereby deleted and replaced by “Aptose Biosciences Inc.”.
4.	The following definition of “Exercise Price” in section 1.1 of the Warrant Indenture is hereby deleted and replaced as follows:

“1.1       Definitions

“Exercise Price” means $5.40 per Share, as adjusted in accordance with the terms of this Indenture, from time to time;”.

5.	The following subsection 2.1.1 of the Warrant Indenture is hereby deleted and replaced as follows:
“2.1.1	The Company hereby creates and authorizes for issuance up to 833,333 Warrants, each Warrant entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Share for each whole Warrant.”
6.	The following subsection 2.1.2 of the Warrant Indenture is hereby deleted and replaced as follows:
“2.1.2	Subject to the provisions hereof, the number of Warrants issued under this Indenture are limited in the aggregate to 833,333 and each Warrant entitles the holder thereof to acquire from and after the Date of Issue up to and including the Warrant Expiry Time, upon payment of the Exercise Price, one previously unissued Share, provided that the number of Shares receivable on exercise of a Warrant and the Exercise Price thereof is subject to increase or decrease so as to give effect to the adjustments required by this Indenture.”

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7.	The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.
8.	The form of Warrant Certificate attached as Schedule “A” to the Warrant Indenture shall be replaced by Schedule “A” hereto.
9.	The terms of all outstanding Warrants shall be hereby amended to give effect to the amendments described in sections 3, 4, 5 and 6 of this First Supplemental Warrant Indenture.
10.	For greater certainty, unless the context otherwise requires, references to “Shares” in the Warrant Indenture shall mean the common shares of the Company after giving effect to the Share Consolidation.
11.	This First Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of Canada and shall be binding upon the parties hereto and their respective successors and assigns.
12.	This First Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Warrant Indenture.

(Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Warrant Indenture on the date hereof.

COMPUTERSHARE TRUST COMPANY OF CANADA Per: _________________________________ Authorized Signatory Per: ________________________________ Authorized Signatory
APTOSE BIOSCIENCES INC. Per: _________________________________ Authorized Signatory

SCHEDULE “A” TO INDENTURE

Form of Warrant Certificate to be issued to Warrantholders

This Certificate, and the Common Share Purchase Warrants evidenced hereby, will be void and of no value unless exercised on or before 5:00 p.m. (Toronto time) on August 15, 2016.

APTOSE BIOSCIENCES INC.

NO. ______________________	______________________ WARRANTS

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received, the registered holder hereof is entitled for each Warrant represented hereby to purchase one fully paid and non-assessable common share (“Common Share”) in the capital of Aptose Biosciences Inc. (the “Company”) at a price per share of Cdn. $5.40 (“Exercise Price”), subject to adjustment as hereinafter referred to.

Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Toronto time) on August 15, 2016, provided that if on any day the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “Exchange”) equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such date and issuing a news release announcing such date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants. (the “Warrant Expiry Time”) by surrender of this Warrant Certificate to Computershare Trust Company of Canada (the “Warrant Agent”) at the principal transfer offices of the Warrant Agent in Toronto, Ontario (indicated in the attached exercise form attached hereto as Appendix “A” together with the subscription form attached hereto as Appendix A duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company at par at the above mentioned office of the Warrant Agent.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, within five business days after the due surrender of such Warrant Certificate and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the “Indenture”) dated August 15, 2011 between the Company and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Indenture.

Subject to the Company’s right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (in the form attached hereto as Appendix B) in accordance with the terms of the Indenture. The transfer of the warrants evidenced hereby may be restricted by applicable securities laws. Holders are advised to consult their legal counsel in this regard.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

The foregoing is only a summary of the rights and conditions attaching to the Warrants. Warrantholders should refer to the Indenture for the complete text of the rights and conditions of the Warrants. In the event of a conflict between the terms of this Warrant Certificate and the terms of the Indenture, the terms of the Indenture shall prevail.

The holder of this Warrant Certificate may at any time up to and including the Warrant Expiry Time upon the surrender hereof to the Warrant Agent at its principal transfer offices in Toronto, Ontario and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Agent for the time being under the Indenture.

Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Company at any time subsequent to the Warrant Expiry Time. After the Warrant Expiry Time this Warrant Certificate and all rights thereunder shall be void and of no value.

Time is of the essence hereof.

IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Aptose Biosciences Inc. as of the _____ day of ___________ ,20__.

APTOSE BIOSCIENCES INC.

By:

Countersigned

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

Dated:

APPENDIX “A” TO WARRANT CERTIFICATE
EXERCISE FORM

By Mail:		By Registered Mail, by Hand or by Courier

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA	TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

	100 University Ave 8th Floor Toronto, Ontario M5J 2Y1		100 University Ave 8th Floor Toronto, Ontario M5J 2Y1

The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the “Indenture”) dated as of August 15, 2011 between Aptose Biosciences Inc. and Computershare Trust Company of Canada, as Warrant Agent, hereby:

(a)	subscribes for ___________ common shares (“Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Aptose Biosciences Inc. at the price per share of Cdn. $5.40 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par in the City of Toronto, Ontario to Aptose Biosciences Inc.; and
(b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

The undersigned hereby directs that the said Common Shares be registered as follows:

Name(s) in full	Address(es) of (including Postal Code)	Number(s) of Common Shares

The undersigned represents that it understands that the securities issuable upon exercise hereof have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The undersigned represents, warrants and certifies that the undersigned holder at the time of exercise of this Warrant (i) is not in the United States as defined in Regulation S under the U.S. Securities Act (“Regulation S”); (ii) is not a U.S. Person as defined in Regulation S; (iii) is not exercising this Warrant on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; and (iv) did not acquire the Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States and did not otherwise receive an offer to exercise this Warrant or execute or deliver this Subscription Form in the United States, and has, in all other respects, complied with the terms of Regulation S or any successor rule or regulation.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States.

DATED this day of ____________________, 20_____.

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

(Print Name of Warrantholder)

(Address of Warrantholder in full)

(*The name of the Warrantholder must correspond with the name upon the face of the certificate in every particular and the Company reserves the right to require reasonable assurance that such signature is genuine and effective.)

Instructions

1.	The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised along with a certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Company at par in an amount equal to the exercise price applicable at the time of such surrender in respect of each Common Share which the Warrantholder desires to acquire (being not more than those which the Warrantholder is entitled to acquire pursuant to the Warrants represented by the Warrant Certificate so surrendered) to Computershare Trust Company of Canada, at its principal offices at:

By Mail	By Registered Mail, by Hand or by Courier

Computershare Trust Company of Canada	Computershare Trust Company of Canada

100 University Ave 8th Floor Toronto, Ontario M5J 2Y1	100 University Ave 8th Floor Toronto, Ontario M5J 2Y1

2.	The certificates will be mailed by registered mail to the address appearing in this Exercise Form.
3.	If Common Shares are issued to a person other than the registered Warrantholder, the signature of that person must be signature guaranteed by a Schedule 1 Canadian Chartered Bank or a major trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program and the Transfer Form must be completed.
4.	If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a Company or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company, acting reasonably.

The Warrants will expire at 5:00 p.m. (Toronto time) on August 15, 2016 and must be exercised before that time, otherwise the same shall expire and be void and of no value.

APPENDIX “B” TO THE WARRANT CERTIFICATE
TRANSFER FORM

FOR value received I/we (the “Transferor”) hereby sell, assign, and transfer unto:

(Name of Transferee)

(Address of Transferee)

(Social Insurance Number)

(Quantity & Class)	Warrants of

Aptose Biosciences Inc. (the “Company”)

represented by: __________________________________________________________________________________

(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this ______ day of ___________________, 20_____.

Signature Guaranteed By:

(Signature of Warrantholder)

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1.	The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.
2.	The signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words “Signature Medallion Guaranteed”.
3.	In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of an acceptable Medallion Program.

(Signature of Transferee)	Print full name

Date:

The Warrants and the Common Shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws. The Warrants may only be exercised in the manner required by the Warrant Certificate and the Exercise Form attached thereto.